Exhibit 12

CONSTELLATION BRANDS, INC. AND SUBSIDIARIES

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands of dollars)

	For the Years Ended February 28,			For the Year Ended February 29, 2000	For the Year Ended February 28, 1999
	2003	2002	2001
Earnings: (a)
Income before provision for income taxes	334,936	229,959	$162,237	$128,959	$104,430
Add fixed charges	112,799	122,869	116,171	114,045	46,497

Earnings	$447,735	$352,828	$278,408	$243,004	$150,927

Fixed Charges:
Interest on debt and capitalized leases	$106,950	$116,387	$110,964	$110,017	$43,537
Amortization of direct financing costs	3,693	4,068	3,137	2,215	1,867
Amortization of discount on debt	51	514	504	427	388
Interest element of rentals	2,105	1,900	1,566	1,386	705

Total fixed charges	$112,799	$122,869	$116,171	$114,045	$46,497

Ratio of Earnings to Fixed Charges	4.0	2.9	2.4	2.1	3.2

(a)	For the purpose of calculating the ratio of earnings to fixed charges, “earnings” represent income before provision for income taxes plus fixed charges. “Fixed charges” consist of interest expensed and capitalized, amortization of debt issuance costs, amortization of discount on debt, and the portion of rental expense which management believes is representative of the interest component of lease expense.